Filed Pursuant To Rule 433

Registration No. 333-189752

January 31, 2014

Posted on WSJ.com/Moneybeat – January 17, 2014

Lawyer for Winkelvoss Twins’ Bitcoin ETF

Says SEC Review Going Smoothly

By: Michael J. Casey

One of the most anticipated steps in the expansion of the financial architecture around the rapidly growing but highly volatile bitcoin market is the planned launch of the Winkelvoss Bitcoin Trust, an exchange-traded fund sponsored by the twin brothers who gave it its name, Cameron and Tyler Winkelvoss.

Before it launches, that ETF must be approved by the Securities and Exchange Commission, which is currently working through the latest version of the Trust’s S1 registration. According to the Trust’s lawyer, Evan Greebel, the prospects for approval look good.

“The SEC has generally been receptive,” said Mr. Greebel, a partner at Katten Muchin Rosenman’s New York office. “We are working through common procedures and working through the registration process and we have not gotten any show stoppers. We think the SEC understands the nature of the project and understands that it does bring stability to bitcoin.”

An SEC spokeswoman declined to comment on the process.

Mr. Greebel would not speculate on when the ETF might be approved or launched. But once that happens, it should enhance the trading environment for bitcoin, which has until now been extremely volatile, he said. “The ETF brings the ability to buy an interest or a security [in the virtual currency] without having to buy the underlying bitcoin,” which he said would remove logistical and legal barriers for many investors currently unable to participate in the market.

At the same time, he said, the ETF should help the development of a large, institutional exchange for bitcoin to complement the offerings that currently exist from retail-focused platforms. The authorized participants who construct the ETF will need to buy bitcoin, he said, “so, having a national level, U.S.-regulated exchange will facilitate that.” At the same time, the ETF will make it easier for institutions to take short positions against bitcoin as it will be “open to full arbitrage opportunities,” which would also help smooth out some of the volatility in the underlying market.

Regulation, he said, is therefore welcome. “Ambiguity is the worst thing,” Mr. Greebel said, noting that it’s one of the factors that’s keeping institutional investors away and that’s making banks reluctant to provide accounts to businesses operating in the bitcoin industry.

He said the Trust is making the case that bitcoin – often referred to as a digital currency – should be treated as a capital asset rather than, say, a currency or a commodity. That means bitcoin investments should be subject to capital gains taxes. Although some of the early enthusiasts for bitcoin might be put off by the arrival of a taxation regime, big institutions will welcome clarity on the taxation status for the new technology, Mr. Greebel said.

The Winklevoss Bitcoin Trust has filed a registration statement (including a preliminary prospectus dated October 8, 2013) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.